                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

                       Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                  For the fiscal year ended December 31, 1996

                                      OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from ______________ to __________________

                       Commission File Number 001-12621

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      GRANCARE, INC. 401(k) SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                GRANCARE, INC.

                         One Ravinia Drive, Suite 1500

                            Atlanta, Georgia 30346

Items 1-3 not applicable under ERISA Filing.

Item 4. Financial Statements and Exhibits.

                                                                       Page No.

     Reports of Independent Auditors                                       1

     Consents of Independent Auditors                                      4

     Financial Statement Index                                             7

     Supplemental Schedules Furnished Pursuant to Department of Labor's Rules and Regulations

     Item 27a - Schedule of Assets Held for Investment Purposes

     Item 27d - Schedule of Reportable Transactions

     All other schedules are omitted because they are not applicable

                        Report of Independent Auditors

The Board of Directors
GranCare, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of GranCare, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1996 and the related statement of changes in net assets available for benefits with supplemental fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        ERNST & YOUNG LLP

Atlanta, Georgia
June 10, 1997

                        Report of Independent Auditors

Board of Directors
GranCare, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of GranCare, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1995 and the related statement of changes in net assets available for benefits with supplemental fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 1995 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Atlanta, Georgia
June 14, 1996

              Consent of Ernst & Young LLP, Independent Auditors


We consent to the incorporation by reference in the Registration Statement
(Form S-8 No. 333-21371) pertaining to the GranCare, Inc. 401(k) Savings Plan of New GranCare, Inc. of our report dated June 10, 1997, with respect to the financial statements and schedules of the GranCare, Inc. 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.

                                                       ERNST & YOUNG LLP



Atlanta, Georgia
June 26, 1997

                         Independent Auditors' Consent

We consent to the incorporation by reference in Registration Statement No. 333-21371 of New GranCare, Inc. on Form S-8 of our report dated June 14, 1996 appearing in this Annual Report on Form 11-K of the GranCare, Inc. 401(k) Savings Plan for the year ended December 31, 1996.

DELOITTE & TOUCHE LLP



Atlanta, Georgia
June 26, 1997

                                   Signature
                                   ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned "hereunto duly authorized."

                            GRANCARE, INC. 401(K) SAVINGS PLAN

                            By: /s/ Mark Rubenstein
                               ________________________________
                            Mark Rubenstein, Plan Administrator

Date: June 27, 1997

                       GranCare, Inc. 401(k) Savings Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1996 and 1995



                                   CONTENTS

Audited Financial Statements

Statements of Net Assets Available for Benefits.............  1
Statements of Changes in Net Assets Available for Benefits
 with Supplemental Fund Information.........................  2
Notes to Financial Statements...............................  4

Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes.. 12
Item 27d - Schedule of Reportable Transactions.............. 13

                       GranCare, Inc. 401(k) Savings Plan

                Statements of Net Assets Available For Benefits


                                                  DECEMBER 31
                                            1996              1995
                                        -----------------------------
ASSETS
Investments - at fair value (Note 4):
 Money Market Fund                      $ 6,153,034       $ 4,508,824
 Income Fund of America                   8,148,471         5,131,557
 Investment Company of America           10,694,266         6,329,845
 Company Stock Fund                       2,285,665         1,286,181
 Loan Fund                                   22,810            33,206
                                        -----------------------------
                                         27,304,246        17,289,613
Contributions receivable:
 Participants                               255,833           375,000
 Company                                  2,340,467         1,577,744
                                        -----------------------------
                                          2,596,300         1,952,744

Interest and dividends receivable             1,402           145,428
                                        -----------------------------
Net assets available for benefits       $29,901,948       $19,387,785
                                        =============================


See accompanying notes.

                      GranCare, Inc. 401(k) Savings Plan

          Statement of Changes in Net Assets Available for Benefits
                      with Supplemental Fund Information

                          Year ended December 31, 1996

                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                            --------------------------------------------------------------------------------------
                                                            INVESTMENT       MONEY        COMPANY STOCK
                                           INCOME FUND OF   COMPANY OF       MARKET          FUND
                                              AMERICA        AMERICA          FUND        GRANCARE, INC.   LOAN FUND     TOTAL
                                            --------------------------------------------------------------------------------------
Additions to net assets attributed to:
 Contributions:
  Participants                              $1,999,482      $ 2,737,442     $ 1,341,715     $  850,502     $     --    $ 6,929,141
  Company                                      254,335          346,707         281,405        103,096           --        985,543
 Interest                                        6,521            8,496       2,277,214          3,626           --      2,295,857
 Dividends                                     705,525          575,256              --             --           --      1,280,781
 Net appreciation in fair value of
  investments (Note 4)                         223,408          839,983              --        313,232           --      1,376,623
 Other                                              --               --          (5,820)         5,893           --             73
                                            --------------------------------------------------------------------------------------
Total additions                              3,189,271        4,507,884       3,894,514      1,276,349           --     12,868,018

Deductions from net assets attributed to:
 Benefits paid to participants                 842,620          918,566         385,300        207,369           --      2,353,855
 Loan payments                                      --               --         (10,396)            --       10,396             --
                                            --------------------------------------------------------------------------------------
Total deductions                               842,620          918,566         374,904        207,369       10,396      2,353,855
                                            --------------------------------------------------------------------------------------

Net increase (decrease) prior to
 interfund transfers                         2,346,651        3,589,318       3,519,610      1,068,980      (10,396)    10,514,163

Interfund transfers in (out)                   571,318          796,230      (1,286,890)       (80,658)          --             --
                                            --------------------------------------------------------------------------------------

Increase (decrease) in net assets
  available of benefits                      2,917,969        4,385,548       2,232,720        988,322      (10,396)    10,514,163
Net assets available for benefits
- beginning of year                          5,449,645        6,506,531       6,048,955      1,349,448       33,206     19,387,785
                                            --------------------------------------------------------------------------------------
Net assets available for benefits
- end of year                               $8,367,614      $10,892,079     $ 8,281,675     $2,337,770     $ 22,810    $29,901,948
                                            ======================================================================================

                       GranCare, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits with Supplemental Fund
                            Information (continued)

                          Year ended December 31, 1995

                                                                          SUPPLEMENTAL INFORMATION BY FUND
                                                   ------------------------------------------------------------------------------
                                                                      INVESTMENT       MONEY   COMPANY STOCK
                                                  INCOME FUND OF      COMPANY OF      MARKET        FUND-
                                                    OF AMERICA         AMERICA         FUND     GRANCARE, INC.  LOAN FUND  TOTAL
                                                   ------------------------------------------------------------------------------
Additions to net assets attributed to:
 Contributions:
  Participants                                     $1,040,313        $1,446,712   $   757,143   $  540,986      $   --  $ 3,785,154
  Company                                             182,806           150,650     1,620,308       58,757                2,012,521

 Interest                                               3,651             4,335       214,283        3,492          --      225,761
 Dividends                                            263,067           341,326            --           --          --      604,393
 Net appreciation (depreciation) in
   fair value of investments (Note 4)                 644,258           737,760                   (205,908)         --    1,176,110
 Transfers from other plans (Note 3)                  734,588           793,712       951,418       88,998          --    2,568,716
 Other                                                     --                --       (20,434)      (7,503)         --      (27,937)

                                                   ---------------------------------------------------------------------------------
Total additions                                     2,868,683         3,474,495     3,522,718      478,822          --    10,344,718

Deductions from net assets attributed to:
 Benefits paid to participants                        473,012           607,043       856,777      169,582          --     2,106,414
 Loan payments                                             --                --       (37,977)                  37,977
                                                    --------------------------------------------------------------------------------
Total deductions                                      473,012           607,043       818,800      169,582      37,977     2,106,414
                                                    --------------------------------------------------------------------------------

Net increase (decrease) prior to interfund
   transfers                                        2,395,671         2,867,452     2,703,918      309,240     (37,977)    8,238,304

Interfund transfers in (out)                          310,094           599,317    (1,020,883)     111,472          --            --
                                                    --------------------------------------------------------------------------------

Increase (decrease) in net assets
   available of benefits                            2,705,765         3,466,769     1,683,035      420,712     (37,977)    8,238,304
Net assets available for benefits--
   beginning of year                                2,743,880         3,039,762     4,365,920      928,736      71,183    11,149,481
                                                    --------------------------------------------------------------------------------
Net assets available for benefits--end of year     $5,449,645        $6,506,531   $ 6,048,955   $1,349,448    $ 33,206   $19,387,785
                                                   =================================================================================


See accompanying notes.

                      GranCare, Inc. 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1996


1. PLAN DESCRIPTION

The following description of GranCare, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the "GranCare Savings Plan Summary Plan Description", copies of which are available from the Plan Administrator, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution 401(k) plan for eligible employees of GranCare, Inc. and subsidiaries ("GranCare" or the "Company"). Employees become eligible to participate in the 401(k) component of the Plan upon completion of one year of service and at least 1,000 hours of service. Employees must be age 21 or older to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

An eligible employee of GranCare may authorize pre-tax payroll deductions for the purposes of the Plan of amounts up to 15% of eligible compensation or the Internal Revenue Service maximum (adjusted annually for the cost of living), whichever is less. GranCare contributes, on a quarterly basis, an amount equal to 25% of the first 4% of each participant's contribution to the Plan. To receive the Company matching contributions, the participant must be employed on the last day of each calendar quarter.

In addition to the contributions to the 401(k) portion of the Plan, discussed in the previous paragraph, the Company also makes a profit sharing contribution annually. Employees do not need to participate in the 401(k) component of the Plan to receive a profit sharing contribution. The annual contribution is equal to 2% of total compensation and 2% of pay earned over one-half of the Social Security wage base. To receive the Company profit sharing contribution, the employee must be employed on the last day of the Plan year and have completed two years of employment and worked at least 1,000 hours per year.

                      GranCare, Inc. 401(k) Savings Plan

1. PLAN DESCRIPTION (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of Plan earnings based on the participant's account balance.

VESTING

Participants have a nonforfeitable interest at all times in the value of their individual account. Company contributions immediately vest when contributed to the participants' individual accounts.

INVESTMENT OPTIONS

The Plan provides four investment options to participants. Upon enrollment in the Plan, a participant may direct employer and employee contributions to be invested 100% in any one, or in multiples of 1 %, in any of the following:
Company Stock Fund (GranCare, Inc. common stock), two available stock mutual funds of equity securities (Income Fund of America and Investment Company of America, referred to as pooled equity funds), and a Money Market Fund. Participants may change their investment elections more than once each plan year; however, any requested change is effective at the beginning of the next quarter. The Plan's investments are held and transactions are executed by the Trustee.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value on his or her account, or upon death, disability, or retirement elect to receive annual installments over a ten year period. The participant's contributions may also be withdrawn for certain hardship situations.

                      GranCare, Inc. 401(k) Savings Plan

1. PLAN DESCRIPTION (CONTINUED)

LOANS

The Plan document does not provide for loans to participants. However, the Plan accepted the loans on the accompanying statements of net assets available for benefits, in connection with a merger of another plan. The loans bear interest at 10%. They are secured by the account balances of the participant and are generally payable over five years.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by GranCare.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments in the GranCare, Inc. Company Stock Fund and pooled equity funds are stated at fair value as reported by United Missouri Bank, N.A. (the "Trustee") and are based on quoted market prices on the last day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      GranCare, Inc. 401(k) Savings Plan

3. TRANSFERS FROM OTHER PLANS

Effective July 1, 1995, the Automated Pharmaceutical Service 401(k) Retirement Savings Plan and the Compudose Pharmacies 401(k) Retirement Savings Plan were merged with the Plan and their assets and participants' account balances were transferred to the Plan.

4. INVESTMENTS

The Plan's investments are held by a bank administered trust fund and are presented in the following table. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                           1996                             1995
                            -------------------------------------------------------------------
                                NUMBER OF           FAIR          NUMBER OF          FAIR
                               SHARES/UNITS        VALUE        SHARES/UNITS        VALUE
                            -------------------------------------------------------------------
Money Market Fund                               $ 6,153,034                       $4,508,824
Income Fund of America:
  Income Fund of America            493,114       8,146,250          298,589       4,738,610
  Money Market Fund                                   2,221                          392,947
                                                -----------                       ----------
                                                  8,148,471                        5,131,557
Investment Company of
 America:
  Investment Company of
   America                          441,255      10,691,617          268,786       5,808,457

  Money Market Fund                                   2,649                          521,388
                                                -----------                       ----------
                                                 10,694,266                        6,329,845
Company Stock Fund:
 GranCare, Inc. Stock               110,266       1,971,004           77,654       1,125,983
 Money Market Fund                                  314,661                          160,198
                                                -----------                       ----------
                                                  2,285,665                        1,286,181

                      GranCare, Inc. 401(k) Savings Plan

During 1996 and 1995, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $1,376,623 and $1,176,110, respectively, as follows:

                                                 1996              1995
                                          -----------------------------------
Investments at fair value as determined
 by quoted market price:
  Income Fund of America                     $  223,408          $  644,258
  Investment Company of America                 839,983             737,760
  Company Stock Fund                            313,232            (205,908)
                                          -----------------------------------
Net change in fair value                     $1,376,623          $1,176,110
                                          ===================================

Transactions in the common stock of GranCare for the years ended December 31, 1996 and 1995 were as follows:

                                                1996                       1995
                                      ---------------------------------------------------
                                          Shares      Amount         Shares       Amount
                                      ---------------------------------------------------
Aggregate purchases                       44,071     $734,223        39,110      $641,273
Aggregate sales and distributions
 to participants                          10,863      282,057         9,358       169,202
respectively, as follows:


5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                      GranCare, Inc. 401(k) Savings Plan

6. DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                              December 31,
                                                                  1996
                                                             -------------

Net assets available for benefits per the financial
 statements                                                    $29,901,948

Amounts allocated to withdrawn participants                     (1,647,287)
                                                             -------------
Net assets available for benefits per the Form 5500            $28,254,661
                                                             =============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                            Year ended
                                                        December 31, 1996
                                                        -----------------

Benefits paid to participants per the financial
 statements                                                 $2,353,855

Add:  Amounts allocated on Form 5500 to withdrawn
 participants at December 31, 1996                           1,647,287
                                                            ----------
Benefits paid to participants per the Form 5500             $4,001,142
                                                            ==========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. Amounts allocated to withdrawn participants do not include hardship withdrawals as these amounts are paid when requested.

Benefits payable to participants at December 31, 1995 was $497,894.

                      GranCare, Inc. 401(k) Savings Plan

7. RELATED PARTY TRANSACTIONS

One of the investment vehicles available to employees, the Company Stock Fund, contains the stock of GranCare, the Plan Sponsor. The cost, market value, and number of shares held by the Plan as well as net depreciation is more fully described in Note 4.

Participant contributions which have been allocated to the Income Fund of America, the Investment Company of America, and the Company Stock Fund are temporarily invested in the Plan Trustee's Money Market Fund until such time as shares of those investment vehicles can be purchased.

8. INCOME TAX STATUS

The Internal Revenue Service ruled on September 11, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

9. SUBSEQUENT EVENT

GranCare entered into an Amended and Restated Agreement and Plan of Merger with Vitalink Pharmacy Services, Inc. ("Vitalink") as of September 3, 1996. The form of the transactions were: (1) GranCare's skilled nursing facilities, along with its contract management and home health businesses were reorganized into New GranCare, Inc. ("New GranCare") and all of the shares of New GranCare distributed to the GranCare shareholders in a tax-free spin off (the "Distribution"); (2) GranCare (then consisting solely of the institutional pharmacy and related business known as TeamCare) merged into and was acquired by Vitalink through a tax-free exchange of shares of common stock of Vitalink for shares of common stock of GranCare; and (3) New GranCare became a public company upon consummation of the Distribution. These transactions were approved by the GranCare shareholders on February 8, 1997 and the transactions closed on February 12, 1997.

                      GranCare, Inc. 401(k) Savings Plan

9. SUBSEQUENT EVENT (CONTINUED)

As a result of these transactions, the Company Stock Fund holds shares of common stock of New GranCare, the new plan sponsor and of Vitalink, a related party. The Plan intends to sell the Vitalink common stock and will reinvest the proceeds in either New GranCare common stock or other available Plan funds.

                       GranCare, inc. 401(k) Savings Plan

          Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996


                                              DESCRIPTION OF INVESTMENT                           CURRENT
         IDENTITY OF ISSUE OR BORROWER                                           COST              VALUE
    -----------------------------------------------------------------------------------------------------------

*     United Missouri Bank, N.A.           Money Market Fund                    $ 6,153,034         $ 6,153,034

      Income Fund of America               Pooled Equity Funds,
                                           493,114 units                          7,536,167           8,146,250
*     United Missouri Bank, N.A.           Money Market Funds                         2,221               2,221

      Investment Company of America        Pooled Equity Funds,
                                           441,255 units                          9,421,643          10,691,617
*     United Missouri Bank, N.A.           Money Market Funds                         2,649               2,649

*     GranCare, Inc. Common Stock Fund     GranCare, Inc. Common Stock,
                                           110,266 shares                         1,823,710           1,971,004
*     United Missouri Bank, N.A.           Money Market Funds                       314,661             314,661

*     Loans to Participants                                                           -                  22,810
                                                                                -------------------------------
                                                                                $25,254,085         $27,304,246
                                                                                ===============================



* Represents party-in-interest to the Plan.

                       GranCare, Inc. 401(k) Savings Plan

                 Item 27d -  Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                                                    CURRENT VALUE ON
                                                              PURCHASE       SELLING      COST OF      TRANSACTION     NET GAIN
       IDENTITY OF PARTY            DESCRIPTION OF ASSET       PRICE          PRICE        ASSET          DATE          (LOSS)

------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i) -  SINGLE TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.

United Missouri Bank:*
 Money Market Fund                    Money Market          $ 1,509,651    $       --   $ 1,509,651   $ 1,509,651    $      --

Category (iii) -  SERIES OF SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.

United Missouri Bank:*
 Money Market Fund                    Money Market           15,688,760            --    15,688,760    15,688,760            --
 Money Market Fund                    Money Market                  --      14,137,740   14,137,740    14,137,740            --
 Income Fund of America               Pooled Equity Fund      3,728,602            --     3,728,602     3,728,602            --
 Income Fund of America               Pooled Equity Fund            --         544,370      492,492       544,370         51,878
 Investment Company of America        Pooled Equity Fund      4,678,785            --     4,678,785     4,678,785            --
 Investment Company of America        Pooled Equity Fund            --         635,609      545,353       635,609         90,256
 GranCare, Inc. Company Stock Fund*   GranCare, Inc. Common
                                      Stock                     734,223            --       734,223       734,223            --

 GranCare, Inc. Company Stock Fund*   GranCare, Inc. Common
                                      Stock                         --         199,448      282,057       199,448        (82,609)


THERE WERE NO CATEGORY (ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 1996.

* Represents party-in-interest to the Plan.

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